FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005,

PERMANENT FINANCING (NO. 3) PLC

(Translation of registrant’s name into English)

35 Great St. Helens, London EC3A 6AP, United Kingdom

(Address of principal executive offices)

PERMANENT FUNDING (NO. 1) LIMITED

(Translation of registrant’s name into English)

35 Great St. Helens, London EC3A 6AP, United Kingdom

(Address of principal executive offices)

PERMANENT MORTGAGES TRUSTEE LIMITED

(Translation of registrant’s name into English)

47 Esplanade, St. Helier, Jersey JE1 0BD, Channel Islands

(Address of principal executive offices)

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F ☒ Form 40-F ☐

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐No ☒

Permanent Mortgages Trustees Limited	Quarter	9/12/2005	to	12/12/2005
Monthly Report	October 2005

Date of Report	11/9/2005

Mortgages
Number of Mortgages in Pool	534,624

Current Principal Balance	£37,006,419,471
Opening Trust Assets	£100
Total	£37,006,419,571

Notes Outstanding	£29,442,805,272
Funding Share	£28,171,272,868
Cash Accumulation Balance	£1,271,532,404
Funding Share Percentage	76.12853%
Seller Share	£8,835,146,604
Seller Share Percentage	23.87147%

Minimum Seller Share (Amount)	£1,851,857,094
Minimum Seller Share (% of Total)	5.00415%

	Number	Principal	Arrears	% by Principal
Less than 1 month	523,197	£36,031,770,382.45	£2,703,420.25	97.37%
1 - < 2 months	6,469	£551,225,047.30	£4,043,090.26	1.49%
2 - < 3 months	1,894	£164,073,357.39	£2,350,129.93	0.44%
3 - < 6 months	2,079	£180,376,778.30	£4,513,292.92	0.49%
6 - < 12 months	790	£65,121,862.48	£3,158,974.04	0.18%
12 months +	195	£13,852,043.35	£1,213,375.25	0.04%
Total	534,624	£37,006,419,471.27	£17,982,282.65	100.00%

Properties in Possession	Number	Balance	Amount in Arrears
Total	44	£2,970,230.34	£228,750.75

Properties in Possession (this month)

Number Brought Forward	34
Repossessed	13
Sold	3
Relinquished	0
Number Carried Forward	44

Average Time from Possession to Sale in days	129
Average Arrears at Sale	£5,235.34

MIG Claims submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment in days	0

Note : The arrears analysis and repossession information is as at the end of the report month

Substitution	Number	Principal
Substituted this period (this month)	0	£—
Substituted to date (since 06/14/2002)*	203,962	£14,162,131,295.91

* On June 22nd, 2005, Permanent 8 closed. The Permanent Trust was topped-up by 101,317 accounts (to value: £9,483,670,772.45). These are not included above.

CPR Analysis	Monthly	Annualised
(includes redemptions and repurchases)
Current 1 Month CPR Rate	4.04%	39.07%
Previous 3 Month CPR Rate	3.42%	34.16%
Previous 12 Month CPR Rate	3.08%	31.32%

Note: The annualised CPRs are expressed as a percentage of the outstanding balance at the beginning of the report month.

Weighted Average Seasoning in Months (by value)	33.85
Average Loan Size	£69,219.53
Weighted Average Current HPI LTV (by value)	50.48%
Weighted Average Current LTV (by value)	62.08%

Yield Net of Funding Swap over 3 Month Sterling LIBOR
Current Month	0.631%

Excess Spread
October 2005	0.351%
September 2005	0.310%
August 2005	0.291%

Product Breakdown
Fixed Rate %	35.91%
Tracker Rate %	46.75%
Other Variable Rate %	17.33%

LTV Levels Breakdown *	Number	Value	% of Total
0 - 30%	106,304	£2,979,340,680.70	8.05%
30 - 35%	27,407	£1,395,531,839.06	3.77%
35 - 40%	29,630	£1,694,855,251.57	4.58%
40 - 45%	31,244	£1,965,247,074.84	5.31%
45 - 50%	33,954	£2,346,058,589.55	6.34%
50 - 55%	34,597	£2,577,835,758.71	6.97%
55 - 60%	35,250	£2,868,308,267.60	7.75%
60 - 65%	36,416	£3,155,364,992.69	8.53%
65 - 70%	38,113	£3,497,391,956.12	9.45%
70 - 75%	41,589	£4,248,636,273.12	11.48%
75 - 80%	27,542	£2,449,916,210.98	6.62%
80 - 85%	25,323	£2,031,890,723.55	5.49%
85 - 90%	28,734	£2,472,713,615.74	6.68%
90 - 95%	22,789	£1,902,577,697.87	5.14%
95 - 100%	15,058	£1,366,555,862.47	3.69%
100% +	674	£54,194,676.70	0.15%
Totals	534,624	£37,006,419,471.27	100.00%

* Using Latest Valuation

HPI LTV Levels Breakdown **	Number	Value	% of Total
0 - 30%	186,620	£6,291,994,072.04	17.00%
30 - 35%	48,435	£2,731,749,518.01	7.38%
35 - 40%	49,672	£3,121,108,351.32	8.43%
40 - 45%	42,961	£3,097,625,226.85	8.37%
45 - 50%	37,507	£3,081,474,966.71	8.33%
50 - 55%	34,723	£3,125,948,155.68	8.45%
55 - 60%	31,043	£3,088,630,759.18	8.35%
60 - 65%	27,273	£3,010,220,119.28	8.13%
65 - 70%	24,022	£2,840,892,698.50	7.68%
70 - 75%	17,713	£2,228,338,784.18	6.02%
75 - 80%	10,991	£1,352,081,660.64	3.65%
80 - 85%	9,480	£1,174,818,060.90	3.17%
85 - 90%	8,183	£1,065,384,898.42	2.88%
90 - 95%	4,021	£530,254,272.99	1.43%
95 - 100%	1,947	£261,780,578.38	0.71%
100% +	33	£4,117,348.19	0.01%
Totals	534,624	£37,006,419,471.27	100.00%

** Using Latest Valuation Adjusted for changes in the HPI index

Current HVR1 Rate	6.50%
Effective Date of Change	9/1/2005
Current HVR2 Rate	5.75%
Effective Date of Change	9/1/2005

		Rating		Reference
Notes	Deal	(Moody’s/S&P/Fitch)	Outstanding	Rate	Margin

Series 1 Class A	Permanent Financing No.7	P-1 / A-1+ / F1+	£1,000,000,000.00	3.94000%	-0.040%
Series 1 Class A	Permanent Financing No.8	P-1 / A-1+ / F1+	£1,400,000,000.00	3.94000%	-0.040%
Series 1 Class B	Permanent Financing No.7	Aa3 / AA / AA	£43,400,000.00	3.83375%	0.090%
Series 1 Class B	Permanent Financing No.8	Aa3 / AA / AA	£72,700,000.00	3.83375%	0.100%
Series 1 Class C	Permanent Financing No.7	Baa2 / BBB / BBB	£42,200,000.00	3.83375%	0.280%
Series 1 Class C	Permanent Financing No.8	Baa2 / BBB / BBB	£82,900,000.00	3.83375%	0.330%
Series 2 Class A	Permanent Financing No.3	Aaa / AAA / AAA	£1,700,000,000.00	3.83375%	0.110%
Series 2 Class A	Permanent Financing No.4	Aaa / AAA / AAA	£2,400,000,000.00	3.83375%	0.070%
Series 2 Class A	Permanent Financing No.5	Aaa / AAA / AAA	£1,300,000,000.00	3.83375%	0.110%
Series 2 Class A	Permanent Financing No.6	Aaa / AAA / AAA	£1,000,000,000.00	3.83375%	0.090%
Series 2 Class A	Permanent Financing No.7	Aaa / AAA / AAA	£1,400,000,000.00	3.83375%	0.040%
Series 2 Class A	Permanent Financing No.8	Aaa / AAA / AAA	£1,400,000,000.00	3.83375%	0.070%
Series 2 Class B	Permanent Financing No.3	Aa3 / AA / AA	£59,000,000.00	3.83375%	0.250%
Series 2 Class B	Permanent Financing No.4	Aa3 / AA / AA	£100,700,000.00	3.83375%	0.180%
Series 2 Class B	Permanent Financing No.5	Aa3 / AA / AA	£56,400,000.00	3.83375%	0.180%
Series 2 Class B	Permanent Financing No.6	Aa3 / AA / AA	£35,800,000.00	3.83375%	0.140%
Series 2 Class B	Permanent Financing No.7	Aa3 / AA / AA	£60,700,000.00	3.83375%	0.110%
Series 2 Class B	Permanent Financing No.8	Aa3 / AA / AA	£69,800,000.00	3.83375%	0.150%
Series 2 Class M	Permanent Financing No.4	A2/A/A	£59,900,000.00	3.83375%	0.330%
Series 2 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	£59,000,000.00	3.83375%	1.050%
Series 2 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	£82,200,000.00	3.83375%	0.720%
Series 2 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	£46,200,000.00	3.83375%	0.650%
Series 2 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	£34,700,000.00	3.83375%	0.450%
Series 2 Class C	Permanent Financing No.7	Baa2 / BBB / BBB	£59,200,000.00	3.83375%	0.330%
Series 2 Class C	Permanent Financing No.8	Baa2 / BBB / BBB	£82,900,000.00	3.83375%	0.400%
Series 3 Class A	Permanent Financing No.1	Aaa / AAA / AAA	£1,100,000,000.00	3.83375%	0.125%
Series 3 Class A	Permanent Financing No.2	Aaa / AAA / AAA	€1,250,000,000.00	2.13400%	0.230%
Series 3 Class A	Permanent Financing No.3	Aaa / AAA / AAA	£1,500,000,000.00	3.83375%	0.180%
Series 3 Class A	Permanent Financing No.4	Aaa / AAA / AAA	£1,700,000,000.00	3.83375%	0.140%
Series 3 Class A	Permanent Financing No.5	Aaa / AAA / AAA	£750,000,000.00	3.83375%	0.160%
Series 3 Class A	Permanent Financing No.6	Aaa / AAA / AAA	£1,000,000,000.00	4.59281%	0.125%
Series 3 Class A	Permanent Financing No.7	Aaa / AAA / AAA	€1,700,000,000.00	2.13400%	0.070%
Series 3 Class A	Permanent Financing No.8	Aaa / AAA / AAA	£1,000,000,000.00	3.83375%	0.120%
Series 3 Class B	Permanent Financing No.1	Aa3 / AA / AA	£38,500,000.00	3.83375%	0.300%
Series 3 Class B	Permanent Financing No.2	Aa3 / AA / AA	€43,500,000.00	2.13400%	0.430%
Series 3 Class B	Permanent Financing No.3	Aa3 / AA / AA	£52,000,000.00	3.83375%	0.350%
Series 3 Class B	Permanent Financing No.4	Aa3 / AA / AA	£75,800,000.00	3.83375%	0.230%
Series 3 Class B	Permanent Financing No.5	Aa3 / AA / AA	£32,500,000.00	3.83375%	0.260%
Series 3 Class B	Permanent Financing No.6	Aa3 / AA / AA	£35,300,000.00	4.59281%	0.230%
Series 3 Class B	Permanent Financing No.7	Aa3 / AA / AA	€73,700,000.00	2.13400%	0.120%
Series 3 Class B	Permanent Financing No.8	Aa3 / AA / AA	£52,000,000.00	3.83375%	0.200%
Series 3 Class M	Permanent Financing No.4	A2/A/A	£40,400,000.00	3.83375%	0.370%
Series 3 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	£38,500,000.00	3.83375%	1.200%

Series 3 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	€43,500,000.00	2.13400%	1.450%
Series 3 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	£52,000,000.00	3.83375%	1.150%
Series 3 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	£55,400,000.00	3.83375%	0.800%
Series 3 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	£27,000,000.00	3.83375%	0.820%
Series 3 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	£34,200,000.00	4.59281%	0.680%
Series 3 Class C	Permanent Financing No.7	Baa2 / BBB / BBB	€71,800,000.00	2.13400%	0.430%
Series 3 Class C	Permanent Financing No.8	Baa2 / BBB / BBB	£40,400,000.00	3.83375%	0.520%
Series 4 Class A1	Permanent Financing No.1	Aaa / AAA / AAA	€750,000,000.00		5.100%
Series 4 Class A1	Permanent Financing No.3	Aaa / AAA / AAA	€700,000,000.00	2.13400%	0.190%
Series 4 Class A	Permanent Financing No.2	Aaa / AAA / AAA	£1,750,000,000.00	3.83375%	0.220%
Series 4 Class A	Permanent Financing No.4	Aaa / AAA / AAA	€1,500,000,000.00	2.13400%	0.150%
Series 4 Class A	Permanent Financing No.5	Aaa / AAA / AAA	€1,000,000,000.00	2.13400%	0.170%
Series 4 Class A	Permanent Financing No.6	Aaa / AAA / AAA	€750,000,000.00	2.13400%	0.140%
Series 4 Class A	Permanent Financing No.7	Aaa / AAA / AAA	£850,000,000.00	4.59281%	0.080%
Series 4 Class A	Permanent Financing No.8	Aaa / AAA / AAA	€1,000,000,000.00	2.13400%	0.130%
Series 4 Class A2	Permanent Financing No.1	Aaa / AAA / AAA	£1,000,000,000.00	4.59281%	0.180%
Series 4 Class A2	Permanent Financing No.3	Aaa / AAA / AAA	£750,000,000.00	4.59281%	0.190%
Series 4 Class B	Permanent Financing No.1	Aa3 / AA / AA	£52,000,000.00	4.59281%	0.300%
Series 4 Class B	Permanent Financing No.2	Aa3 / AA / AA	€56,500,000.00	2.13400%	0.450%
Series 4 Class B	Permanent Financing No.3	Aa3 / AA / AA	€62,000,000.00	2.13400%	0.390%
Series 4 Class B	Permanent Financing No.4	Aa3 / AA / AA	€85,000,000.00	2.13400%	0.352%
Series 4 Class B	Permanent Financing No.5	Aa3 / AA / AA	€43,500,000.00	2.13400%	0.330%
Series 4 Class B	Permanent Financing No.6	Aa3 / AA / AA	€26,100,000.00	2.13400%	0.230%
Series 4 Class B	Permanent Financing No.7	Aa3 / AA / AA	£36,800,000.00	4.59281%	0.130%
Series 4 Class B	Permanent Financing No.8	Aa3 / AA / AA	€47,200,000.00	2.13400%	0.200%
Series 4 Class M	Permanent Financing No.4	A2/A/A	€62,500,000.00	2.13400%	0.534%
Series 4 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	£52,000,000.00	4.59281%	1.200%
Series 4 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	€56,500,000.00	2.13400%	1.450%
Series 4 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	€62,000,000.00	2.13400%	1.180%
Series 4 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	€36,000,000.00	2.13400%	0.780%
Series 4 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	€25,300,000.00	2.13400%	0.680%
Series 4 Class C	Permanent Financing No.7	Baa2 / BBB / BBB	£35,900,000.00	4.59281%	0.450%
Series 4 Class C	Permanent Financing No.8	Baa2 / BBB / BBB	€65,700,000.00	2.13400%	0.520%
Series 5 Class A1	Permanent Financing No.4	Aaa / AAA / AAA	€750,000,000.00		3.962%
Series 5 Class A1	Permanent Financing No.5	Aaa / AAA / AAA	£500,000,000.00		5.625%
Series 5 Class A1	Permanent Financing No.6	Aaa / AAA / AAA	£500,000,000.00	4.59281%	0.150%
Series 5 Class A1	Permanent Financing No.8	Aaa / AAA / AAA	£400,000,000.00	4.59281%	0.150%
Series 5 Class A	Permanent Financing No.2	Aaa / AAA / AAA	£750,000,000.00	4.59281%	0.250%
Series 5 Class A	Permanent Financing No.3	Aaa / AAA / AAA	£400,000,000.00		5.521%
Series 5 Class A	Permanent Financing No.7	Aaa / AAA / AAA	£500,000,000.00	4.59281%	0.100%
Series 5 Class A2	Permanent Financing No.4	Aaa / AAA / AAA	£1,100,000,000.00	4.59281%	0.170%
Series 5 Class A2	Permanent Financing No.5	Aaa / AAA / AAA	£750,000,000.00	4.59281%	0.190%
Series 5 Class A2	Permanent Financing No.6	Aaa / AAA / AAA	£500,000,000.00	4.59281%	0.160%
Series 5 Class A2	Permanent Financing No.8	Aaa / AAA / AAA	£600,000,000.00	4.59281%	0.150%
Series 5 Class A3	Permanent Financing No.8	Aaa / AAA / AAA	£500,000,000.00	4.59281%	0.150%
Series 5 Class B	Permanent Financing No.2	Aa3 / AA / AA	£26,000,000.00	4.59281%	0.450%
Series 5 Class B	Permanent Financing No.3	Aa3 / AA / AA	€20,000,000.00	2.13400%	0.450%
Series 5 Class B	Permanent Financing No.4	Aa3 / AA / AA	£43,000,000.00	4.59281%	0.330%
Series 5 Class B	Permanent Financing No.5	Aa3 / AA / AA	£47,000,000.00	4.59281%	0.350%
Series 5 Class B	Permanent Financing No.6	Aa3 / AA / AA	£34,800,000.00	4.59281%	0.310%
Series 5 Class M	Permanent Financing No.4	A2/A/A	£32,000,000.00	4.59281%	0.500%
Series 5 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	£26,000,000.00	4.59281%	1.450%
Series 5 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	€20,000,000.00	2.13400%	1.230%
Series 5 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	£54,000,000.00	4.59281%	0.900%
Series 5 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	£39,000,000.00	4.59281%	0.850%
Series 5 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	£33,700,000.00	4.59281%	0.800%

Funding level Reserve Fund requirement	£525,000,000.00
Balance brought forward	£457,942,768.70
Drawings this period	£—
Top-up this period*	£—
Current Balance	£457,942,768.70

Liquidity Facility Original Amount	£150,000,000.00
Balance brought forward	£150,000,000.00
Drawings this period	£—
Liquidity Repaid this period	£—
Closing balance for period	£150,000,000.00

*Top-ups only occur at the end of each quarter.

Trigger Events:

Non-asset trigger events:

If the Seller suffers an Insolvency Event.

If the role of the Seller as Servicer is terminated and a new servicer is not appointed within 60 days.

If the current Seller’s Share at any time is equal to or less than the Minimum Seller Share.

If the outstanding principal balance of the trust property is less than £31,000,000,000 to September 9th, 2009.

Asset trigger events:

If there has been a debit to the AAA Principal Deficiency Sub-Ledger.

No Trigger Events have Occurred

Funding Seller Share Ledger

				Funding
Month	Pool Balance	Funding Share	Seller Share	Share %	Seller Share %
October 2005	£38,556,019,899.21	£28,171,272,867.60	£10,384,747,031.61	73.06819%	26.93181%
September 2005	£39,781,594,362.65	£28,694,311,630.18	£11,087,282,732.47	72.13180%	27.86820%
August 2005	£41,064,828,518.85	£28,694,425,225.68	£12,370,403,293.17	69.87695%	30.12305%

Principal Ledger

Month	Principal Received	Further Advances	Sub Total
October 2005	£1,226,906,546.47	£332,347,313.85	£1,559,253,860.32
September 2005	£916,054,204.58	£310,632,870.60	£1,226,687,075.18
August 2005	£973,297,704.81	£316,417,539.48	£1,289,715,244.29
	£3,116,258,455.86	£959,397,723.93	£4,075,656,179.79

Principal Distribution

Month	Funding	Seller
October 2005	£—	£1,559,253,860.32
September 2005	£523,013,000.00	£703,674,075.18
August 2005	£—	£1,289,715,244.29
	£523,013,000.00	£3,552,643,179.79

Revenue Ledger

			Authorised
Month	Revenue Received	GIC Interest	Investment Income	Sub Total
October 2005	£163,837,180.42	£4,289,950.41	£—	£168,127,130.83
September 2005	£162,331,865.10	£3,572,305.47	£—	£165,904,170.57
August 2005	£177,054,235.50	£4,371,287.90	£—	£181,425,523.40
	£503,223,281.02	£12,233,543.78	£—	£515,456,824.80

Paid to

Month	Mortgage Trustee	Administrator	Available Revenue
October 2005	£—	£1,660,379.83	£166,466,751.00
September 2005	£501.37	£1,606,819.19	£164,296,850.01
August 2005	£—	£1,423,942.53	£180,001,580.87
	£501.37	£4,691,141.55	£510,765,181.88

Revenue Distribution

Month	Funding	Seller
October 2005	£122,823,727.22	£43,643,023.78
September 2005	£119,721,767.98	£44,575,082.03
August 2005	£127,247,805.45	£52,753,775.42
	£369,793,300.65	£140,971,881.23

Losses Ledger

Month	Losses in Month	Balance
October 2005	£—	£313,918.16
September 2005	£35,715.98	£313,918.16
August 2005	£62,828.91	£278,202.18
	£98,544.89

Losses Distribution

Month	Funding	Seller
October 2005	£—	£—
September 2005	£25,762.58	£9,953.40
August 2005	£43,902.93	£18,925.98
	£69,665.51	£28,879.38

CPR Analysis

Month	1 Month CPR	3 Month CPR	12 Month CPR
October 2005	4.04%	3.42%	3.08%
September 2005	3.08%	3.28%	3.02%
August 2005	3.14%	3.21%	3.11%

Regional Analysis

Halifax Mapped Region	Number	Value	% of Total
London & South East	106,815	£11,113,686,283.88	30.03%
Midlands & East Anglia	117,272	£8,191,884,505.56	22.14%
North	97,834	£4,920,719,316.28	13.30%
North West	78,241	£4,245,092,647.81	11.47%
South Wales & West	76,242	£5,422,088,352.50	14.65%
Scotland	51,775	£2,617,334,316.13	7.07%
Unknown	6,445	£495,614,049.10	1.34%
Totals	534,624	£37,006,419,471.27	100.00%

Contact Details - If you have any queries regarding this report please contact:-

Tracey Hill

LP/3/3/SEC

Trinity Road

Halifax

HX1 2RG

Tel:  +44 (0) 113 235 2176

Fax: +44 (0) 113 235 7511

e-mail: traceyhill@halifax.co.uk

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PERMANENT FINANCING (NO. 3) PLC
(Registrant)

Date 17th November 2005	/s/ David Balai

By: David Balai
Title: Director

PERMANENT FUNDING (NO. 1) LIMITED
(Registrant)

Date 17th November 2005	/s/ David Balai

By: David Balai
Title: Director

PERMANENT MORTGAGES TRUSTEE LIMITED
(Registrant)

Date 17th November 2005	/s/ David Balai

By: David Balai
Title: Director